NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

You are invited to the annual meeting of shareholders (the “Meeting”) of Canadian Pacific Railway Limited (“Canadian Pacific”).

The Meeting will be held at The Fairmont Royal York, 100 Front Street W., Toronto, Ontario at 9:00 a.m. (Eastern Daylight Time) on Wednesday, May 1, 2013.

The Meeting will cover:

1)	receipt of the audited consolidated financial statements for the year ended December 31, 2012;

2)	appointment of auditors;

3)	a non-binding advisory vote on Canadian Pacific’s approach to executive compensation;

4)	election of directors; and

5)	consideration of other business as may properly come before the Meeting or any adjournment or postponement thereof.

Shareholders of record at the close of business on March 12, 2013 will be entitled to vote at the Meeting and are encouraged to participate either in person or by proxy.

/s/ Paul A. Guthrie
PAUL A. GUTHRIE	March 12, 2013
Corporate Secretary	Calgary, Alberta

Please contact Kingsdale Shareholder Services Inc. by toll-free telephone in North America at 1-866-879-7649,

outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com if you have any questions, or require assistance completing your proxy or voting instruction form.